CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED
MARCH 31, 2006

(Expressed in Canadian Dollars, unless otherwise stated)

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Unaudited - Expressed in Canadian Dollars)

	March 31	December 31
	2006	2005
Assets

Current assets
Cash and equivalents	$1,134,280	$4,009,244
Accounts receivable	390,364	200,588
Amounts due from related party (note 5)	–	152,319
Prepaid expenses	56,168	56,669
	1,580,812	4,418,820

Mineral property interests	999,006	999,006
Equipment (note 3)	328,780	132,241
Investments	1	1

	$2,908,599	$5,550,068

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$590,040	$500,346
Amounts due to related party (note 5)	106,729	–
	696,769	500,346

Non-controlling interest	–	40,361

Shareholders' equity
Share capital (note 4)	19,732,099	19,465,518
Contributed surplus (notes 4)	701,895	545,035
Deficit	(18,222,164)	(15,001,192)
	2,211,830	5,009,361
Nature of operations (note 1)
Subsequent events (notes 4 and 6)

	$2,908,599	$5,550,068

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ Gerald Panneton	/s/ Jeffrey Mason

Gerald Panneton	Jeffrey Mason
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2006	2005
Expenses
Conference and travel	$149,444	$3,876
Exploration (schedule)	2,196,553	507,423
Exploration - stock-based compensation (note 4)	32,615	117,458
Foreign exchange	(6,197)	(2,876)
Interest expense (income)	(17,097)	(39,004)
Legal, accounting and audit	155,295	57,590
Office and administration	408,614	131,224
Office and administration - stock-based compensation (note 4)	228,526	112,221
Shareholder communications	99,200	27,794
Trust and filing	14,380	9,203
Loss before non-controlling interest	3,261,333	924,909

Non-controlling interest	40,361	–

Loss for the period	$3,220,972	$924,909

Basic and diluted loss per common share	$(0.07)	$(0.03)

Weighted average number of common shares outstanding	47,360,195	32,602,615

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2006	2005
Deficit, beginning of period	$15,001,192	$6,420,405
Loss for the period	3,220,972	924,909

Deficit, end of period	$18,222,164	$7,345,314

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
Cash provided by (used for)	2006	2005

Operating activities
Loss for the period	$(3,220,972)	$(924,909)
Items not involving cash
Non-controlling interest	(40,361)	–
Stock-based compensation	261,141	229,679
Amortization	20,577	–
Changes in non-cash operating working capital
Amounts receivable	(189,776)	(20,555)
Prepaid expenses	501	32,857
Accounts payable and accrued liabilities	89,694	(125,380)
Cash used for operating activities	(3,079,196)	(808,308)

Investing activities
Acquisition of fixed assets	(217,116)	–
Cash used for investing activities	(217,116)	–

Financing activities
Issuance of common shares, net of issue costs	162,300	12,480
Due to related parties	259,048	(42,068)
Cash provided by (used for) financing activities	421,348	(29,588)

Decrease in cash and equivalents	(2,874,964)	(837,896)
Cash and equivalents, beginning of period	4,009,244	7,396,308

Cash and equivalents, end of period	$1,134,280	$6,558,412

Supplementary information
Taxes paid	$–	$–
Interest paid	$–	$–

Non-cash financing and investing activities
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$104,281	$–

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
Xietongmen Property	2006	2005

Exploration Costs
Assays and analysis	$342,016	$15,284
Amortization	20,577	–
Drilling	719,044	112,944
Engineering	89,743	6,920
Equipment rentals and leases	86,772	27,190
Geological	351,522	142,535
Graphics	18,180	13,851
Reclamation fees	–	3,708
Site activities	272,136	58,551
Socioeconomic	167,978	57,315
Transportation	128,585	69,125
Incurred during the period	2,196,553	507,423
Non-cash stock based compensation	32,615	117,458
	2,229,168	624,881
Cumulative balance, beginning of period	9,716,576	3,372,732
Cumulative balance, end of period	$11,898,397	$3,997,613

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Operating results for the three month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; and have been reconciled to United States generally accepted accounting principles in note 7. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

All material inter-company balances and transactions have been eliminated.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

3.	EQUIPMENT

	March 31, 2006			December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Vehicles	$288,695	$16,408	$272,287	$109,702	$2,806	$106,896
Buildings	12,767	1,596	11,171	12,767	–	12,767
Field	35,793	3,688	32,105	5,356	–	5,356
Computers	13,346	1,496	11,850	6,269	–	6,269
Furniture	1,562	195	1,367	953	–	953
	$352,163	$23,383	$328,780	$135,047	$2,806	$132,241

4.	SHAREHOLDERS’ EQUITY

(a)	Authorized share capital

The Company’s authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of non-voting, redeemable preferred shares.

(b)	Issued and outstanding common share capital

	Number of
	common	Dollar
	shares	Amount
Balance, December 31, 2005	47,306,185	$19,465,518
Share purchase warrants exercised	35,000	36,750
Share purchase options exercised	111,000	125,550
Fair value of stock options allocated to shares issued on exercise	–	104,281
Balance, March 31, 2006	47,457,185	$19,732,099

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

(c)	Warrants

The continuity of share purchase warrants is as follows:

Expiry date	July 12, 2006
Exercise price	$1.05	TOTAL
Balance, December 31, 2005	5,640,000	5,640,000
Issued	–	–
Exercised	(35,000)	(35,000)
Expired	–	–
Balance, March 31, 2006	5,605,000	5,605,000

Subsequent to March 31, 2006, a total of 4,461,000 warrants were exercised for proceeds of $4,684,050.

(d)	Share purchase option plan

The continuity schedule of share purchase options of which 779,932 are exercisable is as follows:

		Weighted
Share purchase options outstanding	Number of	average
	options	exercise price
Balance, December 31, 2005	1,859,267	$ 1.44
Granted	1,040,000
Exercised	(111,000)
Expired or cancelled	(5,000)
Balance, March 31, 2006	2,783,267	$ 1.52

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

Options outstanding and exercisable at March 31, 2006 were as follows:

		Number of	Number of
	Option	options	options
Expiry date	price	outstanding	exercisable
November 29, 2006	$ 1.10	336,600	336,600
November 30, 2006	$ 1.33	231,667	180,000
November 30, 2007	$ 1.20	260,000	123,332
September 28, 2007	$ 1.70	900,000	140,000
December 24, 2007	$ 1.50	15,000	–
February 28, 2008	$ 1.61	40,000	–
February 27, 2009	$ 1.61	50,000	–
November 30, 2009	$ 1.61	250,000	–
February 28, 2011	$ 1.61	700,000	–
Total		2,783,267	779,932
Average option price		$ 1.52	$ 1.28

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted in the three months ended March 31, 2006, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended March 31
	2006	2005
Exploration
Engineering	$1,181	$10,793
Environmental, socioeconomic and land	431	5,943
Geological	31,003	100,722
Exploration	32,615	117,458
Office and administration	228,526	112,221
Total compensation cost recognized in operations, credited
to contributed surplus	$261,141	$229,679

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended March 31
	2006	2005
Risk free interest rate	4%	3%
Expected life	2.4 years	2 years
Expected volatility	70%	121%
Expected dividends	nil	nil

Subsequent to March 31, 2006, a total of 487,500 options were granted, and 37,000 options were exercised for proceeds of $46,910.

(e)	Contributed surplus

Balance, December 31, 2005	$545,035
Changes during the period
Non-cash stock-based compensation	261,141
Share purchase options exercised, credited to share capital	(104,281)
Balance, March 31, 2006	$701,895

5.	RELATED PARTY BALANCES AND TRANSACTIONS

	March 31	December 31
Due from (to) related party	2006	2005
Hunter Dickinson Inc.	$ (106,729)	$ 152,319

Reimbursement for third party expenses and
services rendered by:	Three months ended March 31
	2006	2005
Hunter Dickinson Inc.	$ 759,613	$ 176,826

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

6.	SUBSEQUENT EVENTS

(a)

In April 2006, the Company completed the exploration expenditure requirement to exercise the Second Option to earn-in additional 10% (to a total of 60%) interest in Highland Mining Inc. pursuant to the Highland Mining Option Agreement. The expenditures incurred are currently under review by Great China Mining Inc (“GCMI”).

(b)

In April 2006, the Company announced that it had entered into agreements with shareholders holding approximately 67% of GCMI’s common shares who have agreed to support a merger among GCMI and the Company, whereby GCMI shares will be exchanged for Continental common shares on a ratio of 8.7843 GCMI shares for each Continental common share. Completion of the merger is subject to a number of conditions, including execution of definitive merger documentation, as well as shareholder and regulatory approvals. The Company will also issue 250,446 options at exercise prices ranging from $1.02 to $1.23 with expiry dates ranging from August 2, 2006 to December 2, 2008, to replace certain GCMI options currently outstanding. If for any reason the corporate merger cannot complete, the majority shareholders of GCMI have agreed to exchange their shares at the above ratio in a series of private transactions, subject to regulatory approval.

The Company will also acquire three minerals property interests totalling approximately 100 square kilometers, lying within an area of interest near the Xietongmen Property, through the issuance of an additional 1,500,000 units, with each unit consisting of one Continental common share and one common share warrant exercisable at $1.50 per common share for two years, from the date of the completion of the merger. The Company is also required to pay US$3,250,000 cash, with US$1,250,000 payable on completion of the merger and the remaining balance in four equal annual installments of US$500,000 to certain property holders.

Pursuant to the terms of the merger agreement, Continental will increase its board of directors to 11 and appoint to it three GCMI nominees. Two of these nominees are Messrs. Wang Zhi and Yang (Jack) Jie, both of whom currently serve as directors of GCMI. Continental will also issue 700,000 options exercisable at $1.61 per common share expiring February 28, 2011. The Company has also agreed to retain Mr. Wang under an incentive arrangement and has agreed to pay a bonus of 2,500,000 units of Continental (one share plus one one-year share purchase warrant exercisable at $1.59 per common share) in the event that all necessary mining permits are received in a timely manner, but in any event, no later than March 31, 2010.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

7.	Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

Had the Company followed US GAAP, certain items on the consolidated statements of operations and deficit, and balance sheets would have been reported as follows:

	Three months	Three months
	ended March 31,	ended March 31,
	2006	2005
Consolidated Statements of Operations
Loss for the period under Canadian GAAP	$3,220,972	$942,909
Adjustments under US GAAP	-	-
Loss for the period under US GAAP	$3,220,972	$942,909

Basic and diluted loss per share for the period under US GAAP	$(0.07)	$(0.03)

	As at March 31,	As at December
Consolidated Balance Sheets	2006	31, 2005
Total assets under Canadian GAAP	$2,908,599	$5,550,068
Adjustments under US GAAP
Value of investment in Gibraltar shares (a)	13,513,886	13,513,886
Total assets under US GAAP	$16,422,485	$19,063,954

Total liabilities under Canadian GAAP	$696,769	$500,346
Adjustments under US GAAP
Value of Redeemable preferred shares (a)	13,513,886	13,513,886
Total liabilities under US GAAP	$14,210,655	$14,014,232

Total shareholders' equity under Canadian GAAP	$2,211,830	$5,009,361
Adjustments under US GAAP
Share Capital (a) (b)	20,379,837	20,379,837
Contributed Surplus (b)	342,309	342,309
Accumulated Deficit (a) (b)	(20,722,146)	(20,722,146)
Total shareholders' equity under US GAAP	$2,211,830	$5,009,361

There are no material differences between Canadian GAAP and US GAAP in the consolidated statement of cash flows for the three month periods ended March 31, 2006 and 2005.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

A description of US GAAP and the rules prescribed by the United States Securities and Exchange Commission (“SEC”) that result in material differences from Canadian GAAP follows:

(a)	US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially recoverable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for both Canadian and US GAAP purposes. However, included in the cost Harmony property that was acquired in fiscal 2001, were mineral property exploration costs that had been capitalized for Canadian GAAP purposes. As a result of capitalizing mineral property exploration costs for Canadian GAAP purposes, $13,250,898 of mineral property exploration costs included in the book value of the Harmony Gold Property at the date of its purchase in fiscal 2001 would have been previously expensed for US GAAP purposes. Accordingly, for US GAAP purposes, these costs would have been excluded from the value allocated to the Gibraltar Preferred shares and redeemable preferred shares of the Company on the sale of the Harmony Gold Property. In addition, US GAAP does not permit the offset of a financial asset and financial liability when more than two parties have an interest in the financial asset and liability, which is permitted under Canadian GAAP. As such, the Gibraltar preferred shares and the redeemable preferred shares of the Company would be presented on the balance sheet at their gross value as a financial asset and a financial liability respectively under US GAAP.

(b)	US GAAP does not permit accumulated deficit to be offset against share capital and contributed surplus after a special resolution of shareholders approve such an offset, which is permitted under Canadian GAAP. Accordingly, for US GAAP purposes, share capital would be increased by $7,128,939, contributed surplus would be increased by $342,309 and the accumulated deficit would be increased by $7,471,248 for March 31, 2006.

(c)	Under Canadian GAAP, mineral properties may be classified as capital assets and amortized once the mineral property is put into operation, or written off to operations when the property is abandoned or allowed to lapse, when the carrying value exceeds its fair value, or if there is little prospect of further exploration work being carried out. As such, for US GAAP and Canadian GAAP, no amortization of mineral properties was recorded in the three month periods ended March 31, 2006 and 2005.

(d)	Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

does not impact the measurement principles applied in these consolidated financial statements.

(e)	Accounts receivable comprise:

	As at March	As at December
	31, 2006	31, 2005
GST receivable	$ 248,815	$ 151,290
Advances and other receivables	141,549	49,298
	$ 390,364	$ 200,588

(f)	Impact of recent United States accounting pronouncements:

i)

On January 1, 2006, the Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company previously used the fair value method to account for all stock option grants the adoption of SFAS 123(R) did not result in a significant difference between Canadian GAAP and US GAAP.